UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 26, 2018

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC (“VivoPower”, the “Company”), an international solar power company, today announced that it is in advanced discussions on the sale of its US solar portfolio with short listed parties who have completed their commercial due diligence processes. VivoPower has received bids for the entire portfolio as well as bids for individual projects and it is working through an optimization exercise with the short listed parties to ensure maximum proceeds from a sale are achieved.

Following the retirement of Edward Hyams from the VivoPower board, the Company has also been progressing a recruitment process to identify and appoint a suitably qualified independent director to join the board, who is qualified to be a member of the company’s audit committee. The Company’s audit committee currently comprises two independent directors as well as the executive chairman. The recruitment process is consistent with and in accordance with a letter that the Company received from The Nasdaq Stock Market, dated December 18, 2018 confirming that the Company’s audit committee should be comprised of at least three independent members in order to comply with Nasdaq Listing Rule 5605. The letter also confirms that in accordance with Marketplace Rule 5605(c)(4), VivoPower has until (i) the earlier of the Company’s next annual shareholders’ meeting or November 18, 2019; or (ii) if the next annual shareholders’ meeting is held before May 15, 2019, to appoint such a qualified independent director in order to be compliant with Nasdaq Listing Rule 5605. VivoPower expects to make an appointment early in the new year in this regard.

About VivoPower International PLC

VivoPower is an international solar power producer that develops, owns and operates PV solar projects in a capital efficient manner. VivoPower partners with long-term investors, suppliers and developers to accelerate the growth of its portfolio of solar projects. In addition, the Company provides critical energy infrastructure solutions to commercial and industrial customers throughout Australia.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 26, 2018	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Executive Officer